Exhibits 19.8

19.8 Exhibit 7

Philips Group

Unaudited calculation of ratio of earnings to fixed charges in millions of EUR unless otherwise stated

2011 - 2015

	2011		2012	2013	2014	2015

Income (loss) before taxes	(872)		263	1,525	185	623
Fixed charges	353		401	366	338	391
Dividend received from associates	44		15	6	41	17

Total earnings	(475)		679	1,897	564	1,031

Interest paid to third-party on loans and borrowings	245		271	245	224	271
Costs related to indebtedness	14		12	9	9	14
Interest included in capital lease payments	3		7	7	7	7
One third of rental expense (being that portion of rental expense representative of the interest factor)	91		111	105	98	100

Total fixed charges	353		401	366	338	392

Ratio of earnings to fixed charges	828	1)	1.7	5.2	1.7	2.6

1)	The dollar amount of the deficiency

304      Annual Report 2015